For the Month of July 2015

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE
13a-16 OR 15d-16
UNDER
THE SECURITIES ACT OF 1934
____________________

NATCORE TECHNOLOGY, INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	3674	Not Applicable
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

189 N. Water Street
Rochester, NY 14604-1163
(585) 286-9180

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal
Executive Offices)

LoPresti Law Group, P.C.
45 Broadway, Suite 610
New York, New York10006
(212) 732-4029

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
Copies of Communications to:

Marc X. LoPresti, Esq.	Shauna Hartman
LoPresti Law Group, P.C.	Armstrong Simpson
45 Broadway, Suite 610	2080-777 Hornby Street
New York, NY 10006	Vancouver, B.C.
Tel: 212-732-4029	Canada V6Z 1S4
Tel: 604-683-7361

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or 40-F.
Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes ☐      No ☒

Investment Agreement

          On July 15, 2015, the Company entered into an Investment Agreement (the “Investment Agreement”) and Registration Rights Agreement (the “Registration Rights Agreement”) with Dutchess Opportunity Fund, II, LP (“Dutchess”). Pursuant to the Investment Agreement, Dutchess committed to purchase, subject to certain restrictions and conditions, up to $10 million of the Company’s Common Stock upon issuance by the company of a Put to Dutchess at a price equal to ninety five percent (95%) of the lowest daily VWAP (volume weighted average price) of the Company’s Common Stock during the five (5) consecutive Trading Days beginning on the Put Notice Date and ending on and including the date that is four (4) Trading Days after such Put Notice Date. The Put Amount shall be equal to up to either 1) two hundred percent (200%) of the average daily volume (U.S. market only) of the Common Stock for the three (3) Trading Days prior to the applicable Put Notice Date, multiplied by the average of the three (3) daily closing prices immediately preceding the Put Date; or 2) Two hundred and fifty thousand dollars ($250,000). The obligation of Dutchess to purchase the Company’s shares is contingent upon the Company’s filing of a registration statement registering the shares of the Company’s Common Stock with the US Securities and Exchange Commission and such registration statement being declared effective, as well as the Company’s Common Stock continuing to be listed for trading, among other things. There are no assurances that this registration statement will be deemed effective, or that the Company will elect to take advantage of this opportunity.

          The aggregate purchase price of $10 million was arrived at through negotiations between the Company’s management and Dutchess. While no assurances can be provided that the Company will become profitable if the Company obtains this financing, the Company believes it can begin this process with the funds the Company derives from the Dutchess financing.

          Dutchess is obligated to make purchases from the Company as the Company directs in accordance with the Investment Agreement. There are no limitations on use of proceeds, financial or business covenants, restrictions on future funding, rights of first refusal, participation rights, penalties or liquidated damages in the Investment Agreement.

          The amount of each Put Notice shall be equal to up to either: (i) two hundred percent (200%) of the average daily volume (U.S. market only) of the Common Stock for the three (3) trading days prior to the applicable date of the Put Notice, multiplied by the average of the three (3) daily closing prices immediately preceding the Put Date; or (ii) two hundred thousand dollars ($200,000).During the Open Period, the Company is not entitled to submit a Put Notice until the Pricing Period for the prior Put has been completed. The Open Period is defined as the period beginning on and including the trading day immediately following the date that the SEC declares the registration statement covering the securities effective under the Securities Act and ending on the earlier to occur of (i) the date which is thirty-six (36) months from the Effective Date; or (ii) termination of the Investment Agreement. The Pricing Period is defined as the five (5) consecutive Trading Days beginning on the Clearing Date and ending on and including the date that is four (4) Trading Days after such Clearing Date. Additionally, the Company has the right to specify a suspension price for that put. If the price of the Company’s Common Stock falls below that suspension price, the put is temporarily suspended. It resumes if and when the price of the Company’s Common Stock is above the suspension price, provided the dates for the Pricing Period for that particular put are still valid. If the Pricing Period has been completed, any shares above the suspension price due to Dutchess shall be sold to Dutchess at the suspension price.

Registration Rights Agreement

          Pursuant to the terms of the Registration Rights Agreement, the Company is obligated to file one or more registration statements with the SEC to register the resale by Dutchess of shares of Common Stock issued or issuable under the Investment Agreement. In addition, the Company is obligated to use all commercially reasonable efforts to have the registration statement remain effective by the SEC as provided for in the Investment Agreement.

          This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell, the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

          The foregoing summary of the Investment Agreement with Dutchess does not purport to be complete and is qualified by reference to the Investment Agreement and the Registration Rights Agreement, copies of which have been filed as exhibits hereto.

          The following exhibits are filed herewith:

Exhibit
Number	Description

10.1	Investment Agreement dated July 15, 2015 between Natcore Technology, Inc. and Dutchess Opportunity Fund, II, LP
10.2	Registration Rights Agreement dated July 15, 2015 between Natcore Technology, Inc. and Dutchess Opportunity Fund, II, LP

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 6-K and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rochester, NY on July15, 2015.

NATCORE TECHNOLOGY, INC.

By:	/S/ CHARLES R. PROVINI
Name:	Charles R. Provini
Title:	President & CEO
Authorized Representative in the United States